April 19, 2018

C. Michael Jacobi
Chairman of the Board

Sturm, Ruger & Company, Inc.

c/o Kevin B. Reid, Sr., Corporate Secretary
1 Lacey Place
Southport, CT 06890

Dear Mr. Jacobi:

We are institutional investors with $48 billion in assets under custody and management1 and have a significant number of shares of Sturm, Ruger & Company (“RGR”) in the portfolios we manage.

We write today to express our concerns about RGR’s performance and risk oversight. These concerns have taken on greater urgency amid shifting public views about curbing gun violence. We urge the Board of Directors (“Board”) of RGR to commit to taking the steps outlined below, as recommended by Everytown for Gun Safety2 (the “Everytown Actions”), to promote policy reforms consistent with RGR’s professed goals and take responsibility for reducing the misuse of RGR’s products.

In our view, RGR’s close relationship with the National Rifle Association (“NRA”) may inhibit objective assessment and management of the risks RGR faces. In particular, Sandra Froman, past President and current director of the NRA, serves on RGR’s Board and Risk Oversight Committee. If RGR’s Board does not publicly commit to the Everytown Actions by May 4, 2018, we intend to withhold our support for Ms. Froman’s re-election to your board.

RGR has demonstrated below-market returns over the past five years.3 Please refer to Appendix A for additional data regarding RGR total shareholder returns relative to peers and market indices, as well as additional support for the arguments we make below. In 2017, RGR’s sales fell by 22% and its earnings per share dropped by 36% from 2016.4

1 Assets under management figure current as of December 31, 2017.

2 “The Time for Talk is Over: A Call to Action for Gun Manufacturers,” Everytown for Gun Safety,
available at https://everytownresearch.org/wp-content/uploads/2018/04/2018.04.17-Manufacturer-Call-to-Action-PDF.pdf

3 10-K for year ended Dec. 31, 2017, filed on Feb. 21, 2018, p.18.

4 money.cnn.com/2018/02/21/news/companies/sturm-ruger-guns/index.html; www.businesswire.com/news/home/20180221006116/en/Sturm-Ruger-Company-Reports-2017-Diluted-Earnings

April 18, 2018

We believe that RGR has relied too heavily on existing owners buying more guns out of fear of future regulation, as one of its strategies to generate investor returns.5 The NRA-linked “2.5 Million Gun Challenge” promotion by RGR in the run-up to the 2016 election6 and a similar “Challenge” prior to the 2012 election are examples of appeals to fear-based buying. Some analysts have attributed the 2017 gun sales slowdown, at least in part, to saturation of this segment of owners.7

As long-term investors, we are concerned that this dependence promotes short-termism, emphasizing near-term sales to the potential detriment of other routes to enhancing returns, such as product safety innovation.8 It is incumbent upon the Board and management of RGR to describe to investors how the company plans to improve shareholder returns, particularly in the current environment where increased regulations appear to be more likely.

Unlike responses to previous mass shooting tragedies, the reaction of the public to the Parkland, Florida shooting has been robust and may well be long-lived. State legislators in states as diverse as Florida and Vermont, lenders such as Citibank and Bank of America, firearms retailers such as Dick’s Sporting Goods and Wal-Mart, and many corporate partners of the NRA have taken action. We are concerned that RGR is unwilling or unable to manage the risks related to calls for reform.

We believe that RGR’s March 12, 2018 letter to shareholders responding to questions about the risks to its business was inadequate. RGR argued that depriving gun buyers of AR-style semi-automatic weapons would “strip them of their constitutional rights” and asserted that ownership of the company’s products is “constitutionally protected,” despite the fact that courts have upheld the constitutionality of some limitations, most recently Massachusetts’ ban on assault weapons and high-capacity magazines.9 The letter misleadingly touted the lack of litigation over product safety, omitting the fact that gun manufacturers are exempted by law from civil liability lawsuits when their guns are used to commit a crime.

5 www.bloomberg.com/news/articles/2017-12-08/smith-wesson-maker-tumbles-as-gunmakers-battle-over-prices

6 www.ruger.com/news/2016-07-26.html

7 wamu.org/story/18/03/27/3-reasons-gun-companies-are-under-pressure/; see also seekingalpha.com/article/3966226-gun-ownership-trends-hint-future-smith-and-wesson-sturm-ruger (in 2016, predicting sales slump for this reason)

8 www.bloomberg.com/view/articles/2018-02-16/smart-guns-gun-control-that-s-good-for-the-gun-business

9 https://www.bloomberg.com/news/articles/2018-04-06/massachusetts-s-ban-on-assault-weapons-upheld-by-federal-judge. A similar ban in Maryland has also recently survived challenge (https://www.nbcnews.com/news/us-news/assault-weapons-not-protected-second-amendment-federal-appeals-court-rules-n724106; https://www.cnn.com/2018/03/02/opinions/banning-assault-rifles-would-be-constitutional-pate/index.html)

April 18, 2018

We therefore look to RGR’s Board to show the company’s willingness, in advance of the May 9th annual general meeting, to promote policy reforms consistent with RGR’s professed goals and take responsibility for reducing the misuse of RGR’s products by publicly committing to the Everytown Actions. The Everytown Actions, which are set forth and explained more fully at http://bit.ly/gunmfr consist of three policy positions companies can support, as well as three operational reforms. All are consistent with the goals RGR has articulated of “promoting the safe and responsible use of firearms” and complying with and enforcing existing laws.10

Policy positions:

1.	Support legislation requiring a completed background check on all gun purchases,

2.	Support fully funding and empowering the Bureau of Alcohol, Tobacco and Firearms to enforce existing laws, and

3.	Support measures to enable the Centers for Disease Control to conduct research on gun violence.

Company actions:

1.	Adopt distribution contracts that require enhanced dealer responsibilities such as promptly notifying law enforcement of theft or loss of inventory;

2.	Monitor the gun distribution chain to identify gun dealers who repeatedly divert guns to illegal use and suspend or terminate distributor relationships with those dealers; and

3.	Incorporate existing safety technology into products and devote resources to developing at least one type of firearm equipped with authorized-use and/or tracking technology.

We are concerned that the relationship between RGR and the NRA may inhibit the ability of your company’s Board to accurately evaluate the risks the company faces. The NRA plays a key role in shaping the gun industry’s response to calls for gun control measures, opposing even incremental changes and commonsense reforms supported by a majority of gun owners.11

Remarkably, the NRA is also willing to harm gun manufacturers that make strategic choices with which the organization disagrees. In 2000, Smith & Wesson reached a deal with the federal government to develop a smart gun and take steps to prevent dealers from selling to criminals.12 The NRA immediately criticized the deal and made the Smith & Wesson CEO’s phone number public, encouraging members to contact him. Death threats followed, then a boycott, which decimated sales and the stock price. Smith & Wesson’s current CEO says the company “won’t make that mistake again.”13 Such corporate obedience to an outside organization is unheard of in any other industry.

10 ruger.com/corporate/PDF/8K-2018-03-12.pdf, p.6

11 www.newsweek.com/nra-gun-control-parkland-florida-school-shooting-campaign-donations-813940

12 www.newyorker.com/magazine/2016/06/27/after-orlando-examining-the-gun-business

13 www.newyorker.com/magazine/2016/06/27/after-orlando-examining-the-gun-business; see also https://www.rollingstone.com/politics/news/the-nra-vs-america-20130131

April 18, 2018

The NRA not only has the power to influence RGR’s choices through its lobbying and member mobilization, but through its financial relationship with RGR. RGR also has a financial relationship with the NRA. RGR contracts with the NRA for advertising and promotional activities, primarily related to the “challenge” campaigns discussed above. In 2016, when the most recent challenge was under way, RGR paid the NRA $8.4 million.14 Ruger exhorts visitors to its web site to join the NRA, even providing a link to the NRA’s web site.15

Additionally, the NRA has representation on your board through director Sandra Froman. Ms. Froman served as Vice President of the NRA from 1998-2005 and President from 2005-2007. She has been a member of the NRA’s board since 1992.16

We are concerned that Ms. Froman’s membership and role on RGR’s Board may inhibit consideration of all possible options for RGR, including those that the NRA disfavors. Ms. Froman serves on a RGR Board committee whose responsibilities are critical in the current environment. The Risk Oversight Committee is charged with “assisting the Board in fulfilling its responsibility with respect to the Company’s enterprise risk management oversight.”17 Specifically, the Risk Oversight Committee is required to discuss major areas of risk with RGR’s management, including management’s monitoring and control of risks, and may “study or investigate any matter of interest that the Committee deems appropriate.”18 More than any other Board committee, the Risk Oversight Committee has responsibilities that include overseeing the steps RGR management is taking to assess the risks of the current environment and chart the most sustainable course for the Company.

Our proxy voting guidelines authorize withholding support from director nominees in the event of poor performance or “a significant conflict of interest in serving as director of the company.”19 Poor performance is measured in relation to the company’s peer group or relevant market index. RGR’s total shareholder return has lagged the peer group and market indices to which RGR compares its performance in its 10-K over the past five years. Over the last two years from 2015-2017, total shareholder return declined at RGR even while the market indices to which RGR compares its performance increased.20 As well, we believe that Ms. Froman’s long-standing ties to the NRA constitute a potentially significant conflict of interest in serving on RGR’s Board.

14 www.sec.gov/Archives/edgar/data/95029/000117494717000464/def14a-17408_rgr.htm, p.20

15 ruger.com/micros/TakeAction/index.html?r=y

16 www.sec.gov/Archives/edgar/data/95029/000117494718000495/def14a-19521_rgr.htm, p.4

17 ruger.com/corporate/PDF/RiskOversightCommittee.pdf

18 ruger.com/corporate/PDF/RiskOversightCommittee.pdf

19 See LongView Funds Proxy Voting Guidelines affirmed Feb. 24, 2015, www.amalgamatedbank.com/sites/default/files/Longview_Domestic_Voting_Guidelines_.pdf, section 1.1a

20 10-K for year ended Dec. 31, 2017, filed on Feb. 21, 2018, p.18

April 18, 2018

Accordingly, we intend to withhold support from Ms. Froman’s re-election if RGR does not commit to the Everytown Actions before May 4, 2018. We note with disappointment that Ms. Froman currently is the only woman on RGR’s Board; having men holding eight of nine board seats is well below best practice for public companies. We believe it would benefit long-term shareholders for there to be a wider diversity of both perspective and background on your board, and we seek to engage you about your plans to achieve that.

We look forward to your response.

Sincerely,

Keith Mestrich

President & CEO

April 18, 2018

APPENDIX A

RGR’s Poor Performance; Dependence on Sales to Existing Owners, and Fear-Based Sales, to Generate Investor Returns

Even before recent events, RGR’s performance had disappointed investors. RGR’s stock has performed poorly over the past five years. For the five years ending on December 31, 2017, RGR shares underperformed all of the indices the company uses for performance comparison purposes in its 10-K. One hundred dollars invested in RGR stock on December 31, 2012 would have been worth only $141.04 on December 31, 2017, much less than the same amount would have yielded if invested in the recreation ($231.81), S&P 500 ($208.15), or Russell 2000 ($180.79) indices (assumes reinvestment of dividends).21 In 2017, RGR’s sales fell by 22% and its earnings per share by 36% from 2016.22

Recently, the gun industry has generated a substantial amount of revenue from sales to existing gun owners. The proportion of U.S. households owning at least one gun has been steadily decreasing over the past 30 years: 36% of households now own a gun, compared to 51% of households in 1978.23 Despite the steady decrease in household gun ownership, until 2017, when gun sales fell to their lowest level since 1999,24 gun sales were robust; the data support a conclusion that existing gun owners accounted for a large proportion of sales. Indeed, analysis by The Washington Post in 2015 found that the average gun owner owned eight guns--that number has doubled since the 1990s--and the top three percent of owners owned 25 guns each.25

Some analysts have attributed the 2017 gun sales slowdown, at least in part, to saturation of this segment of owners.26 According to an article in The Guardian, “The surge of gun purchases under Obama was largely driven by sales to existing gun owners.”27 Many of these sales were driven by fear of impending regulation.28

21 10-K for year ended Dec. 31, 2017, filed on Feb. 21, 2018, p.18.

22 http://money.cnn.com/2018/02/21/news/companies/sturm-ruger-guns/index.html; https://www.businesswire.com/news/home/20180221006116/en/Sturm-Ruger-Company-Reports-2017-Diluted-Earnings 23https://www.washingtonpost.com/news/wonk/wp/2016/06/29/american-gun-ownership-is-now-at-a-30-year-low/?utm_term=.d47b1a981c01

24 http://money.cnn.com/2018/02/15/news/companies/us-gun-sales-decline/index.html?iid=EL

25https://www.washingtonpost.com/news/wonk/wp/2016/06/29/american-gun-ownership-is-now-at-a-30-year-low/?utm_term=.d47b1a981c01

26 https://wamu.org/story/18/03/27/3-reasons-gun-companies-are-under-pressure/; see also https://seekingalpha.com/article/3966226-gun-ownership-trends-hint-future-smith-and-wesson-sturm-ruger (in 2016, predicting sales slump for this reason)

27 https://www.theguardian.com/us-news/2018/feb/13/remington-bankruptcy-guns-trump-slump-sales;
see also https://www.newyorker.com/magazine/2016/06/27/after-orlando-examining-the-gun-business (“These days, the [gun] business relies mostly on old customers.”)

28https://www.bloomberg.com/news/articles/2017-12-08/smith-wesson-maker-tumbles-as-gunmakers-battle-over-prices

April 18, 2018

We believe that RGR’s sales initiatives reinforced this dependence. In 2011 and 2015, RGR launched sales “challenges” which aimed to sell one (2011) or two (2015) million guns in the lead-up to the presidential elections and contribute $1 or $2, respectively, from each sale to the NRA Institute for Legislative Action (“ILA”), the NRA’s lobbying arm.29 That these challenges were aimed at existing gun owners is suggested by then-CEO Fifer’s statement that “[w]ith the help of our loyal customers, we hope to make history” with the 2011 challenge.30 One gun dealer expressed concern about returning to the same customer base over and over, worrying that the 2015-16 challenge might fall short because the likely customer targets “have already purchased the firearms they’re worried may become illegal.”31

The Post-Parkland Movement is Different

Mass shootings, including shootings in schools, have become a regular occurrence in the U.S. In just the past six years, mass shootings took place in Las Vegas, Orlando, Sutherland Springs and San Bernardino, and school shootings occurred at Sandy Hook Elementary School and Umpqua Community College.32 Semi-automatic weapons patterned on the old Armalite 15 (hence referred to as AR-15-style guns), like RGR’s AR-556 model, can be modified to fire automatically33 and have been used by most recent mass shooters.34 (These weapons were unavailable to civilians during the 10 years ending in 2004 in which the federal assault weapons ban was in effect.) Mass shootings are the most extreme manifestation of the U.S.’s high levels of gun violence generally; the U.S. gun homicide rate, for example, is 25 times higher than the average of other developed nations.35

29 https://www.nraila.org/articles/20120425/sturm-ruger-company-raises-over-12-million-to-benefit-the-nra-institute-for-legislative-action; https://www.fool.com/investing/2017/07/22/12-things-you-didnt-know-about-sturm-ruger-company.aspx

30 https://ruger.com/news/2011-05-26.html

31 https://www.expressnews.com/business/local/article/San-Antonio-gun-dealers-prep-for-big-league-10594525.php

32

See https://www.cnn.com/2013/09/16/us/20-deadliest-mass-shootings-in-u-s-history-fast-facts/index.html

33 A gun modified in this way, using a “bump stock,” can fire hundreds of rounds per minute. See http://www.slate.com/blogs/crime/2013/01/07/slide_fire_this_simple_legal_add_on_lets_an_ar_15_fire_900_rounds_per_minute.html

34 http://money.cnn.com/2016/06/13/news/ar-15-assault-rifle/index.html?iid=EL

35 https://everytownresearch.org/gun-violence-by-the-numbers/#America

April 18, 2018

Responses to mass shootings followed a predictable pattern of grief, outrage, discussion about how to stop them and legislative inaction.36 But we believe that the reaction to the February 14th, 2018 mass shooting at Marjory Stoneman Douglas High School in Parkland, Florida, in which 17 people were killed, has differed in both its intensity and duration from responses to previous mass shootings. Gun violence has been discussed more widely, and for a longer time, after the Parkland shooting than after previous mass shootings.37

Beginning immediately after the shooting, Stoneman Douglas survivors demanded action, not just “thoughts and prayers”38; a student-led movement for gun control, with the hashtag #Never Again, has emerged. On March 14, students at an estimated 2,800 schools nationwide participated in a school walkout,39 many despite threats of suspension.40 Ten days later, the March For Our Lives in Washington, DC, as well as sister marchers in more than 800 other cities, drew at least one million participants.41 Wisconsin students marched over 50 miles in four days to Janesville, Wisconsin, Paul Ryan’s hometown, to demand gun control.42

Already, some new gun control measures have been adopted. Oregon closed the loophole that allowed abusers and stalkers to purchase guns so long as they were not living with, married to or parents of children with their victims.43 Florida raised the minimum age for gun purchases from 18 to 21, banned bump stocks (which enable guns to fire as rapidly as a machine gun) and imposed a waiting period of three days (or whenever a background check is completed, whichever is later) for most gun purchases.44 The state of Washington and the city of Lincoln, Nebraska banned bump stocks after the Parkland shooting.45 Vermont, where even Democrats have historically opposed additional gun control measures,46 just passed legislation requiring nearly all sales to be handled by a licensed dealer who must perform a background check, banning the sale and purchase of certain high-capacity magazines and raising the minimum age to buy a gun to 21.47

36 https://bppj.berkeley.edu/2018/02/26/guns-shootings-and-regulation-ways-to-stop-the-cycle-of-mass-shootings/

37 https://mashable.com/2018/02/19/parkland-students-gun-control-debate-google-trends/#J31m6if6XkqV

38 https://news.vice.com/en_us/article/xw5a8d/stoneman-douglas-students-dont-want-your-condolences 39https://www.usatoday.com/story/news/2018/03/14/thousands-students-across-u-s-walk-out-class-today-protest-gun-violence/420731002/

40 E.g., https://www.usatoday.com/story/news/nation/2018/02/21/texas-school-district-threatens-suspend-students-who-take-part-gun-control-walkouts/360853002/; see also https://www.nytimes.com/2018/03/14/us/school-walkout.html 41http://thehill.com/homenews/state-watch/380321-more-than-a-million-people-participated-in-anti-gun-violence-marches

42 http://www.latimes.com/nation/la-na-wisconsin-students-gun-control-march-20180328-story.html

43 http://www.oregonlive.com/politics/index.ssf/2018/02/oregon_passes_gun_control_bill.html

44 https://www.nytimes.com/2018/03/08/us/florida-gun-bill.html

45 https://fivethirtyeight.com/features/gun-policy-is-already-changing-in-the-wake-of-parkland/

46https://www.burlingtonfreepress.com/story/news/politics/government/2018/03/28/vermont-gun-debate-whos-shaping-gun-legislation-look-key-players/462274002/

47 https://www.cnn.com/2018/04/11/us/vermont-gun-control/index.html

April 18, 2018

Modest steps have even been taken at the federal level. The U.S. Department of Justice has proposed to ban bump stocks through rulemaking.48 The recently-passed budget bill clarified that the CDC is not legally prohibited from researching gun violence--though it did not provide funding for that purpose--and allocated more money in an effort to convince states to do a better job of providing information to the federal gun background check database (NICS).49

Retired U.S. Supreme Court Justice John Paul Stevens published an editorial in The New York Times advocating for the repeal of the Second Amendment. Justice Stevens argued that repeal would be a “more effective and more lasting reform” than legislative gun control measures and that concerns regarding the impact of a federal standing army were “a relic of the 18th century.50 Although the prospects for such a repeal in the near term are remote, the fact that repeal was advocated by a prominent jurist represents a major shift.

Companies have also responded to the #NeverAgain movement in unprecedented ways.

Some lenders are reconsidering their relationship with companies that make or sell guns. Citigroup announced several new requirements for retailer clients, including completed background checks for gun sales and a prohibition on selling high-capacity magazines.51 Bank of America, which has lent to gun manufacturers including RGR, will no longer lend to or underwrite securities offerings for companies that manufacture “assault-style” guns sold to civilians.52 The financial advisor for the restructuring of gun manufacturer Remington asserted that “the vast majority of lenders contacted ... indicated they were reluctant to provide financing to firearms manufacturers.”53

48https://www.reuters.com/article/us-usa-guns-bumpstocks/justice-department-to-ban-bump-stocks-idUSKBN1GZ34Y

49 https://fivethirtyeight.com/features/gun-policy-is-already-changing-in-the-wake-of-parkland/

50 https://www.nytimes.com/2018/03/27/opinion/john-paul-stevens-repeal-second-amendment.html 51https://www.reuters.com/article/us-usa-guns-citigroup/citi-sets-restrictions-on-gun-sales-by-retail-clients-idUSKBN1GY29T

52 http://time.com/5235598/bank-of-america-loans-military-assault-weapon-gun-manufacturers/

53https://www.reuters.com/article/us-remington-bankruptcy-breakingviews/breakingviews-cox-a-beneficent-billionaire-should-buy-remington-idUSKBN1H32GM

April 18, 2018

Consequences have extended to the NRA as well. Companies, including MetLife, Hertz, Symantec, Alamo, National, Delta and United, have ended discount programs for NRA members.54 The First National Bank of Omaha, which offered an NRA co-branded Visa card, ended its relationship with the NRA.55

Major retailers have changed practices regarding gun sales. Walmart, Dick’s Sporting Goods, Fred Meyer and L.L. Bean announced they would not sell firearms to anyone under the age of 21, and Dick’s decided to stop selling AR-15-style weapons. Dick’s also took the unusual step of saying it would “implore our elected officials to enact common sense gun reform including banning assault-style weapons and requiring universal background checks.”56

BlackRock, the largest shareholder in RGR and fellow gunmaker American Outdoor Brands (Smith & Wesson),57 announced a slew of actions it would take, including offering firearms-free funds to clients, engaging with companies that make and sell civilian guns and potentially voting against management on director elections or other proposals. BlackRock’s questions for gun manufacturers focused on risk management, promoting responsible firearms use, selecting and monitoring distribution channels and safety-related research and development.58

Business as Usual for RGR and the Gun Industry

The responses of RGR and the gun industry to the #NeverAgain movement have failed to recognize the momentum favoring reform, in our view. They have resisted even minor restrictions and have thrown their weight behind proposals that are unhelpful and even counterproductive.

RGR’s public response to inquiries from its investors was disingenuous and even misleading. For example, throughout its response RGR implied that limitations of any kind on firearms or ammunition would be inconsistent with the Second Amendment.59 But the Second Amendment has not been interpreted to prohibit all restrictions; indeed, courts have upheld the constitutionality of some limitations, most recently Massachusetts’ ban on assault weapons and high-capacity magazines.60

54https://www.usatoday.com/story/money/2018/02/26/nra-companies-parkland-school-shooting/372271002/

55http://www.toledoblade.com/Nation/2018/02/24/The-Latest-Delta-United-pull-back-from-NRA.html 56https://www.reuters.com/article/us-remington-bankruptcy-breakingviews/breakingviews-cox-a-beneficent-billionaire-should-buy-remington-idUSKBN1H32GM

57 http://money.cnn.com/2018/02/22/news/companies/blackrock-gun-questions/index.html; https://www.cnbc.com/2018/03/02/blackrock-says-its-time-to-take-action-on-guns-may-use-voting-power-to-influence.html

58 https://www.blackrock.com/corporate/newsroom/press-releases/article/corporate-one/press-

releases/blackrock-approach-to-companies-manufacturing-distributing-firearms

59 https://ruger.com/corporate/PDF/8K-2018-03-12.pdf (“We note again that we manufacture a lawful product, the ownership of which is constitutionally protected.”)

60 https://www.bloomberg.com/news/articles/2018-04-06/massachusetts-s-ban-on-assault-weapons-upheld-by-federal-judge. A similar ban in Maryland has also recently survived challenge (https://www.nbcnews.com/news/us-news/assault-weapons-not-protected-second-amendment-federal-appeals-court-rules-n724106; https://www.cnn.com/2018/03/02/opinions/banning-assault-rifles-would-be-constitutional-pate/index.html)

April 18, 2018

RGR also trumpeted the paucity of safety litigation against it. What the company failed to mention, however, is that federal legislation enacted in 2005, the Protection of Lawful Commerce in Arms Act, “exempts gun manufacturers from liability lawsuits when their products are used in crimes like mass shootings.”61 The small amount of litigation against RGR thus is not probative on the question of whether the company is taking appropriate steps, including research and development, to promote the safe use of its products.

RGR suggested that it should not be expected to change its product in any way that is not consistent with the desires of its customers.62 That would be a defensible argument if RGR sold a benign product like apparel or housewares. But it is not unusual for companies whose products are harmful or lethal to be required to label or alter products in order to safeguard public health or safety. For example, cigarettes must bear a label warning smokers of health risks,63 and federal regulations specify many required safety features for automobiles.64

Finally, RGR dismissed the notion that it could modify its products in ways that would limit misuse. It asserted that “effective ‘smart gun’ technology,” which prevents anyone but a firearm’s owner from shooting the weapon, does not exist,” though it did not discuss the feasibility of developing such technology.65 Competitor Smith & Wesson similarly pooh-poohed smart gun technology.66 Smart guns could have the most impact in preventing the misuse of firearms by children. On average, 62 children under fourteen are killed each year in accidental gun deaths. 67

61https://www.usnews.com/news/national-news/articles/2017-11-07/how-the-ar-15-assault-rifle-became-one-of-the-most-popular-guns-in-america

62 https://ruger.com/corporate/PDF/8K-2018-03-12.pdf (“[M]any of the proposals being advanced, while well-meaning, run counter to what our customers actually want.”)

63 https://www.fda.gov/TobaccoProducts/Labeling/Labeling/ucm257774.htm

64 See 49 C.F.R. section 571, Subpart B (https://www.law.cornell.edu/cfr/text/49/part-571/subpart-B)

65 https://ruger.com/corporate/PDF/8K-2018-03-12.pdf, p.4; https://www.huffingtonpost.com/entry/gun-debate-firearm-industry_us_5a9ea3fde4b0479c0256fc89

66 https://www.huffingtonpost.com/entry/gun-debate-firearm-industry_us_5a9ea3fde4b0479c0256fc89

67 https://www.newyorker.com/magazine/2016/06/27/after-orlando-examining-the-gun-business

April 18, 2018

The Role of the NRA

The NRA plays a key role in shaping the gun industry’s response to calls for gun control measures, opposing even incremental changes with broad public support.68 In addition to opposing substantive changes, the NRA advocated for the “Dickey Amendment,” an amendment to a 1996 Congressional spending bill that prohibited the Centers for Disease Control from “using money to ‘advocate or promote gun control.’”69 The CDC has interpreted the Dickey Amendment as precluding research on gun violence, which deprives policy makers of data that could aid in formulating policy responses.70 The NRA reported spending over $51 million during the 2016 election cycle.71 The NRA is also skilled at mobilizing its most committed members to lobby or follow its lead in electoral politics, with even modest proposals capable of provoking the NRA’s ire.72

Fealty to the NRA can disadvantage gun manufacturers, however, in our view. The organization’s positions and actions are inconsistent with the views of gun owners and even its own members. A recent poll found that 66% of American voters favor stricter gun laws, the highest level since Quinnipiac began asking about the issue, and 97% of gun owners support universal background checks.73 A different poll found that 72% of NRA members support background checks.74 A gun manufacturer that toes the NRA’s line risks being out of step with its own customers and with broader public opinion.

Remarkably, the NRA is also willing to harm gun manufacturers that make strategic choices with which the organization disagrees. In 2000, Smith & Wesson reached a deal with the federal government to develop a smart gun and take steps to prevent dealers from selling to criminals.75 Smith & Wesson hoped to distinguish itself as the gun company that put the highest priority on safety.76 The NRA immediately criticized the deal, calling Smith & Wesson “the first gun maker to run up the white flag of surrender.” The NRA made the Smith & Wesson CEO’s phone number public, encouraging members to contact him. Death threats followed, then a boycott, which decimated sales. Smith & Wesson’s current CEO says the company “won’t make that mistake again.”77 Such corporate obedience to an outside organization is unheard of in any other industry.

68 See, e.g., http://www.chicagotribune.com/news/opinion/commentary/ct-nra-guns-republican-party-20160714-story.html; http://www.miamiherald.com/opinion/letters-to-the-editor/article177364576.html; http://www.miamiherald.com/opinion/letters-to-the-editor/article177364576.html; http://www.nydailynews.com/news/politics/nra-raising-legal-age-buy-assault-rifles-article-1.3841234

69 https://www.nytimes.com/2018/03/02/business/gun-sales-impact.html

70 https://www.theatlantic.com/health/archive/2018/02/gun-violence-public-health/553430/

71http://www.newsweek.com/nra-gun-control-parkland-florida-school-shooting-campaign-donations-813940

72 See http://www.newsweek.com/nra-gun-control-parkland-florida-school-shooting-campaign-donations-813940

73 https://poll.qu.edu/national/release-detail?ReleaseID=2521

74 http://prospect.org/article/three-strategies-beat-nra

75 https://www.newyorker.com/magazine/2016/06/27/after-orlando-examining-the-gun-business

76http://www.businessinsider.com/smith-and-wesson-almost-went-out-of-business-trying-to-do-the-right-thing-2013-1; see also https://www.rollingstone.com/politics/news/the-nra-vs-america-20130131

77 https://www.newyorker.com/magazine/2016/06/27/after-orlando-examining-the-gun-business